July 15, 2019

Sean M. Moran
Chief Financial Officer
Corbus Pharmaceuticals Holdings, Inc.
500 River Ridge Drive
Norwood, MA 02062

       Re: Corbus Pharmaceuticals Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           File No. 001-37348

Dear Mr. Moran:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance